(Securities Code 7203)
June 14, 2018
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 114th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 114th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2018 (April 1, 2017 through March 31, 2018) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Approved as proposed. The following 9 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, Didier Leroy, Shigeki Terashi, Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo.

Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo satisfy the requirements to be qualified as Outside Members of the Board of Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members

Approved as proposed. The following 2 persons were elected and have assumed their positions as Audit & Supervisory Board Members:

Masahide Yasuda and Nobuyuki Hirano.

Mr. Nobuyuki Hirano satisfies the requirements to be qualified as an Outside Audit & Supervisory Board Member as stipulated in Article 2, Item 16 of the Companies Act.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai.

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Hiroshi Ozu, or Mr. Nobuyuki Hirano who are currently Outside Audit & Supervisory Board Members.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 3 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, Vice Chairman of the Board of Directors Shigeru Hayakawa, President Akio Toyoda, and Member of the Board of Directors Koji Kobayashi were elected and assumed their positions as Representative Directors.

The new Members of the Board of Directors, Audit & Supervisory Board Members, Fellow, Senior Managing Officers, and Managing Officers are as follows:

Chairman of the Board of Directors	Takeshi Uchiyamada	Member of the Board of Directors	Teiko Kudo

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Masahide Yasuda

President, Member of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Masahiro Kato

Member of the Board of Directors	Koji Kobayashi	Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa

Member of the Board of Directors	Didier Leroy	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	Shigeki Terashi	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	Ikuro Sugawara	Audit & Supervisory Board Member	Nobuyuki Hirano

Member of the Board of Directors	Sir Philip Craven

[Operating Officers] President; Executive Vice Presidents

President	Akio Toyoda	Executive Vice President	Mitsuru Kawai
Executive Vice President	Koji Kobayashi	Executive Vice President	Shigeki Tomoyama
Executive Vice President	Didier Leroy	Executive Vice President	Moritaka Yoshida
Executive Vice President	Shigeki Terashi

Fellow Gill A. Pratt

Senior Managing Officers

James E. Lentz	Kazuhiro Sato	Johan van Zyl	Yoshihiro Sawa
Kazuhiro Miyauchi	Yasuhiko Sato	Kazuhiro Kobayashi	Masayoshi Shirayanagi
Steve St.Angelo	Mamoru Taguchi	Tetsuo Ogawa
Nobuhiko Murakami	Tatsuro Ueda	Satoshi Ogiso

Managing Officers

Masahisa Nagata	Akihiro Fukutome	Shuichi Murakami	Susumu Matsuda
Hayato Shibakawa	Hirohisa Kishi	Hiroaki Nanahara	Jun Nagata
Seiya Nakao	Yoichi Miyazaki	Keiji Yamamoto	Yu Nishimura
Tatsuro Takami	Hiroyoshi Ninoyu	Michinobu Sugata	Masahiro Yamaoka
Masashi Asakura	Masamichi Okada	Toshimitsu Imai	Hidetoshi Kato
Hiroki Nakajima	Christopher P. Reynolds	Naoki Ishii	Kenta Kon
Yoshihiro Uozumi	Yuji Maki	Chika Kako
Shinji Miyamoto	Shinichi Yasui	Hiroaki Koda
Hiroaki Okuchi	Toshiyuki Isobe	Masahiko Maeda

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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